

November 14, 2014

Via E-mail
David E. Bosher
Chief Financial Officer
AmpliPhi Biosciences Corporation
4870 Sadler Road, Suite 300
Glen Allen, Virginia 23060

> **Re:** **AmpliPhi Biosciences Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 7, 2014**
> **File No. 000-23930**

Dear Mr. Bosher:

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Proposal 1, page 6

1. We note that you have proposed a reverse stock split. Please amend to disclose whether you have any plans, arrangements, understandings, etc. to issue any of the shares that would be newly available for issuance as a result of the reverse split. If such plans exist, please disclose all material information.

2. We note that your shareholders approved a reverse stock split in February 2014. Please advise us why you were not required to file a proxy statement on Schedule 14A or a current report on Form 8-K disclosing the results of this vote. In this regard, please tell us when in February your shareholders approved the reverse stock split.

3. Please provide your analysis explaining why the contemplated reverse stock split and cashing out of fractional shares should not be deemed a Rule 13e-3 transaction. Alternatively, please comply with the requirements as set forth in paragraphs (d), (e), and (f) of Rule 13e-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew Jones at (202) 551-3786, Dan Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director